SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 5)*

Neurex Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

641238 10 0
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (973) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 19, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 641238 10 0

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions) (a) [ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)
N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7  SOLE VOTING POWER
1,049,990

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
1,049,990

10  SHARED DISPOSITIVE POWER
-0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,049,990

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14  TYPE OF REPORTING PERSON*
CO





     This Amendment No. 5 to the Statement on Schedule 13D dated May 9, 1996 (the "Schedule 13D") filed by Warner-Lambert Company (the "Warner-Lambert") with respect to shares of Common Stock, par value $0.01 (the "Securities"), of Neurex Corporation (the "Issuer"), amends such Statement as follows:


     1. Items 5(a) and 5(c) are supplemented as follows:

        5(a):  As of the date hereof, Warner-Lambert owns
1,049,990 shares of Common Stock of the Issuer, representing approximately 4.7% of the outstanding shares of Common Stock of the Issuer.

         5(b): Since the filing of Amendment No. 4 to the Statement on Schedule 13D Warner-Lambert has sold an aggregate of 162,500 shares of the Common Stock of the Issuer in the following transactions:

     (1) 5,000 shares on May 11, 1998 at a price of $28.4375
per share, (2) 10,000 shares on May 14, 1998 at a price of $28.25 per share, (3) 25,000 shares on May 15, 1998 at a price of $28.35 per share, (4) 25,000 shares on May 18, 1998 at a price of $28.725 per share and (5) 97,500 shares on May 19, 1998 at a price of $28.8494 per share which transactions were effected through a broker on NASDQ.


                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  May 21, 1998                   Rae Paltiel
                                      Secretary
                                      Warner-Lambert Company